Exhibit 99.1
CLARITY FOSTERS INNOVATION
INTERIM REPORT JANUARY — MARCH 2010
THE BEST-RUN BUSINESSES RUN SAP™

3
Introductory Notes
This quarterly report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the “Quarterly Financial Statements (Condensed and Unaudited)” section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Reporting Interpretations Committee (IFRC) endorsed by the European Union (EU) on March 31, 2010. The “Additional Financial Information” section provides additional IFRS and non-IFRS information.
All of the information in this interim report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

4     INTERIM REVIEW OF SAP GROUP OPERATIONS
INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information that is based on management’s beliefs and assumptions that are made using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The risks and uncertainties include, but are not limited to: claims and lawsuits against us; our ability to use our intellectual property and intellectual property licensed to us by third parties; our ability to procure new licenses, renew existing maintenance agreements and to sell additional professional services, particularly with respect to our installed customer base; economic conditions in general and trends in our business, particularly the current global economic conditions; and other risks and uncertainties. We describe these and other risks and uncertainties in the Risk Factors and Risk Management section. The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the Risk Factors and Risk Management section, our outlook, and other forward-looking information appearing in other parts of this report. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2009. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except where legally required we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise.
NON-IFRS-BASED FINANCIAL INFORMATION
We present and discuss the reconciliation from IFRS measures to non-IFRS measures in the “Additional Financial Information” section.
BUSINESS IN THE FIRST QUARTER 2010
Global Economy
The global economy continued to recover in the first quarter of 2010, but both the International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) report considerably slower progress in the advanced economies than in the emerging markets and developing economies.
Contributors to the global upturn included government stimulus packages, improved conditions on the capital markets, companies’ and consumers’ growing confidence in the economy, and renewed expansion of international trade driven by strong demand from the emerging economies. However, the OECD believes the recovery would be jeopardized if many countries saw it as an opportunity to discontinue their stimulus measures.
Measured in terms of gross domestic product, overall output increased in the region Europe, Middle East and Africa (EMEA region) during the quarter. The IMF and the OECD say the growth was slowest in the euro area. Notably, they report that the German economy is only recovering slowly from the drastic economic downturn. The IMF says growth was also slow in the emerging East European economies and the Confederation of Independent States (CIS). The IMF also reports brisk economic growth in the Middle East driven by the rising price of oil, and more rapid recovery in Africa than after previous recessions.
Turning to the economy of the Americas region, the IMF notes strong growth in the United States, where the global crisis originated. The OECD and the European Central Bank (ECB) believe consumer spending led U.S. growth. On the other hand, the IMF believes consumer spending in the United States was relatively weak and sees government stimulus packages as the driving force behind U.S. economic expansion. According to the IMF and the ECB, Latin America enjoyed strong economic growth in the first quarter of 2010 as domestic and export demand stabilized.
The emerging economies in the Asia Pacific Japan region were once again the powerhouse driving the global recovery during the quarter, the IMF reports. They benefited from increasing demand on domestic and export markets, and in some of these economies output was already greater than before the crisis. Japan also enjoyed increased demand for its exports, but its output growth was modest.
The It Market
The IT spending recovery continued to track the broader rebound in the global economy, with year-on-year comparisons returning to positive growth. According to U.S. IT market analyst International Data Corporation (IDC), the hardware market also returned to growth for the first time since the start of the economic crisis.
Within the EMEA region, the IT market in Western Europe recovered comparatively slowly. According to IDC, many companies in this region reduced IT spending during the crisis and have not made significant investments in IT in the first quarter of 2010. In Germany, the software and services segments of the IT market stagnated during the quarter, according to IDC. The hardware segment in Germany even contracted again slightly. Central and Eastern Europe recovered significantly from the sharp decline in the previous year, IDC reports. The Middle East and Africa also saw growth.
IDC reports that in the Americas region, recovery began in the first quarter of 2010. In the United States, companies that had postponed IT investments in response to the economic crisis began spending again, albeit cautiously. The hardware segment in particular benefited from these investments. While the segment did not decline further after the sharp contraction in 2009, it has not yet grown again, either. The emerging markets and developing economies of Latin America recovered faster than North America, according to IDC.
IDC reports that the market in the Asia-Pacific-Japan region is now also recuperating. In this region, there was a sharp divide in performance between emerging and developing economies on the one hand and advanced economies on the other: While the IT market in Japan remained weak in the first quarter, China and India in particular saw a resumption of robust spending growth.

INTERIM REVIEW OF SAP GROUP OPERATIONS      5
BUSINESS AT SAP IN THE FIRST QUARTER OF 2010 (NON-IFRS)
Operational Target for 2010 (non-IFRS)
In 2010, we expressed our internal management goals, operating profit-related targets, and published outlook guidance in non-IFRS terms derived from IFRS measures. In this section, all discussion of the first quarter’s contribution to target achievement is therefore based exclusively on non-IFRS measures. The discussion in the following section about results refers to IFRS figures only which are therefore not expressly marked as such. We present and discuss the reconciliation from IFRS measures to non-IFRS measures in the “Additional Financial Information” section.
In April 2010, we confirmed that the operating margin (non-IFRS) for the full year 2010 would be between 30% and 31% on a constant currency basis, as stated in our initial guidance. We also confirmed that software and software-related service revenue (non-IFRS) for 2010 would increase by 4% to 8% on a constant currency basis (2009: €8.2 billion).
In the first quarter of 2010, software and software-related service revenue (non-IFRS) increased by 11% over the same period in the previous year to €1,947 million (2009: €1,752 million). On a constant currency basis, the increase was 10%.
First-quarter operating margin (non-IFRS) increased 8.0 percentage points year over year to 24.4% (2009: 16.4%). On a constant currency basis, the year-over-year improvement was 7.2 percentage points to 23.6%. In the first quarter of 2009, restructuring costs had negatively impacted the non-IFRS operating margin by 6.6 percentage points. Unlike the first quarter of 2009, the first quarter of 2010 was not affected by restructuring costs. However, in the first quarter of 2010 we incurred reorganization costs of €27 million for severance expenses and €9 million for unused leased space, which negatively impacted the operating margin (non-IFRS) by 1.4 percentage points.
Key figures — SAP Group 1/1/-3/31/2010 (non-IFRS)

	1/1/-3/31/	1/1/-3/31/
€ millions, unless otherwise stated	2010	2009	Change	Change in %
Non-IFRS software and software-related service revenue (constant currency)	1,923	1,752	171	10
Non-IFRS total revenue (constant currency)	2,479	2,408	71	3
Non-IFRS operating income (constant currency)	584	396	188	47
Non-IFRS operating margin in % (constant currency)	23.6	16.4	7.2 pp	44
Non-IFRS EPS — basic in €	0.37	0.22	0.15	68
Key figures — SAP Group 1/1/-3/31/2010 (IFRS)

	1/1/-3/31/	1/1/-3/31/
€ millions , unless otherwise stated	2010	2009	Change	Change in %
Software revenue	464	418	46	11
Support revenue	1,394	1,252	142	11
Software and software-related service revenue	1,947	1,741	206	12
Total revenue	2,509	2,397	112	5
Operating profit	557	307	250	81
Operating margin in %	22.2	12.8	9.4 pp	73
Profit before tax	521	287	234	82
Profit after tax	387	196	191	97
Headcount in full-time equivalents (March 31)	47,598	49,922	-2,324	-5
Days of sales outstanding in days (March 31)	74	73	1	1
Basic earnings per share, in €	0.33	0.17	0.16	94
In the sections that follow, our revenues, expenses, and results position are discussed in detail.
RESULTS (IFRS)
Revenue (IFRS)
Our software and software-related service revenues were €1,947 million (2009: €1,741 million), an increase of 12% compared to the same period in 2009.
Total revenues were €2,509 million (2009: €2,397 million), an increase of 5% compared to the same period in 2009.
Software revenues were €464 million (March 31, 2009: €418 million) an increase of 11% compared to the same period in 2009.
In the first quarter of 2010, we closed or announced major contracts in several key regions including in EMEA: Boots UK Ltd., Daimler AG, Gazprom OAO, Krones AG, VESTAS WIND SYSTEMS A/S; In the Americas: ConAgra Foods Inc.; Cooper Tire & Rubber Co., Dole Food Company, Inc., El Palacio

6     INTERIM REVIEW OF SAP GROUP OPERATIONS
de Hierro, Jabil Circuit, Inc., McCain Foods Ltd., In Asia Pacific Japan: A-DATA Technology Co., Ltd., Hong Tu-San Bao Hi-Tech Co., Ltd.,
Industry And Commercial Bank of China, Nissha Printing Co., Ltd., Shaanxi Electric Power Corp.
Operating results (IFRS)
Operating profit was €557 million (2009: €307 million), an increase of 81%. In the first quarter of 2009, the IFRS operating profit was impacted by restructuring charges of €166 million resulting from a reduction of positions.
Operating margin was 22.2% (2009: 12.8%), an increase of 9.4 percentage points. In the first quarter 2009 the operating margin was negatively impacted by 6.9 percentage points. The first quarter 2010 was not impacted by restructuring expenses. However, reorganizations in the first quarter 2010 resulted in severance expenses of €27 million and unused leased space expenses of €9 million, which negatively impacted the operating margin by 1.4 percentage points.
Profit after tax was €387 million (2009: €196 million), an increase of 97%. Basic earnings per share were €0.33 (2009: €0.17), an increase of 94%. The impact, net of tax, of the severance and unused leased space expenses incurred in the first quarter 2010 on the first quarter 2010 basic earnings per share was €0.02. The impact, net of tax, of the restructuring expenses incurred in the first quarter 2009 on the first quarter of 2009 basic earnings per share was €0.09. First quarter 2010 profit after tax and basic earnings per share were also impacted by a lower effective tax rate in the first quarter of 2010 compared to the first quarter of 2009.
The effective tax rate in the first quarter of 2010 was 25.7% (2009: 31.7%). The year over year decrease in the effective tax rate mainly results from tax effects on changes in foreign currency exchange rates.
FINANCIAL POSITION (IFRS)
Operating cash flow for the first three months of 2010 was €772 million (March 31, 2009: €1,385 million). Generally, our operating cash flow is higher in the first quarter of the year than in the remaining quarters. SAP announced a new two-tiered offering in January 2010. It gives customers a choice of SAP Enterprise Support or SAP Standard Support. We decided to delay support fee billing until the customers had told us their choice. In consequence, our operating cash flow was lower this quarter than it was a year earlier.
On March 31, 2010, our Group liquidity stood at €3,004 million (December 31, 2009: €2,284 million). Group liquidity comprised cash and cash equivalents totaling €2,413 million (December 31, 2009: €1,884 million), and short-term investments totaling €591 million (December 31, 2009: €400 million). Net liquidity, defined as Group liquidity less bank loans, was €2,298 million (December 31, 2009: €1,581 million).
Total assets stood at €15,193 million on March 31, 2010, an increase of 13.6% from €13,374 million on December 31, 2009.
RESEARCH AND DEVELOPMENT
Research and development (R&D) expenses increased by 8% to €393 million in the first three months of 2010 compared to €365 million in the first three months of 2009. Inspite of realized cost savings from the reduction in the number of employees, research and development expenses increased, mainly from an increase in variable compensation, expenses for severances and unused lease space and an increase in operating costs caused by the recovered business development. The R&D quotient — that is the amount we spend on R&D as a percentage of total revenue — remained relatively constant at 16% in the first quarter of 2010 (March 31, 2009: 15%).
The number of full-time equivalent (FTE) employees working in research and development teams declined in the first quarter of 2010 by 5% to 14.676 compared to the prior-year quarter (March 31, 2009: 15.401; December 31, 2009: 14.813). The decrease results primarily from the 2009 reduction of workforce.
PRODUCTS AND SOLUTIONS
In the area of products and solutions we were able to achieve the following advances and cooperations in the first three months:
In January, we introduced a new, comprehensive tiered support model for customers worldwide. This support offering includes SAP Enterprise Support services and the SAP Standard Support options and enables all customers to choose the option that best meets their requirements. The vast majority of customers have meanwhile decided for SAP Enterprise Support.
In January, we announced that SAP was positioned by Gartner Inc. in the leaders’ quadrant of the “Magic Quadrant for Corporate Performance Management (CPM) Suites” report.
In February, we announced the third major expansion of an already successful strategic relationship with Open Text to to include Open Text Digital Asset Management (DAM), a key component of the Open Text ECM Suite and a part of marketing resource management and intellectual property management capabilities of the application SAP Customer Relationship Management (SAP CRM). Through a new global agreement, SAP will resell the enterprise DAM solution from Open Text under the name the SAP Digital Asset Management application by Open Text.
Among its announcements from the CeBIT trade fair in Hanover, Germany, in March we introduced the new release of SAP Business One. The application accelerates time-to-value, facilitates business adaptability and increases ease-of-use and affordability based on strong co-innovation with SAP partners for small and midsize companies. The new 8.8 release includes new innovations and advancements in the areas of functionality, performance and user experience that will improve customers’ usability and productivity. The new release was developed in close cooperation with SAP partners from small and midsize companies.
Also at CeBIT in March, we announced together with Sybase Inc. two new solutions for mobile workers to carry out key business and customer relationship management processes via iPhone and Windows Mobile. Built on the industry-leading Sybase Unwired Platform, the mobile solutions extend the capabilities of SAP Business Suite applications, including SAP CRM, and also can be customized to tap into a variety of back-end data sources, including databases, Web services, files and any enterprise application that uses service-oriented architecture.
Also in March, we announced the general availability of SAP StreamWork — the new on-demand, collaborative decision-making software aimed at transforming the way people work. SAP StreamWork brings together people, information and proven business methodologies to help teams naturally and fluidly work toward goals and outcomes.
SUSTAINABILITY
In January, we were named to the Corporate Knights Global 100 Most Sustainable Corporations list for the sixth year in a row. Companies included in the Global 100 are selected based on an analysis of 3,000 publicly traded companies. The Global 100 selection board evaluates companies on ten key sustainability performance indicators, including sustainability leadership; innovation capacity; transparency; and carbon, energy, water and waste productivity.

INTERIM REVIEW OF SAP GROUP OPERATIONS     7
SAP’s worldwide CO2 emissions for Q1 2010 totalled 120,000 tons preliminary. Across the next three quarters we will continue to work towards our established CO2 emissions goals through on-going efforts including: improving energy efficiency in our buildings and in our data centers via virtualization, the purchase of renewable electricity, limiting paper waste, and initiating strategic partnerships.
Additionally we will pursue greater opportunities to leverage virtual collaboration tools in place of air travel, implement power management software for the PC, and introduce smart commuting options.
Our interactive online sustainability report for the year 2009 is available on our Web site in the section “Financial Reports” section.
EMPLOYEES
At the end of the first quarter of 2010 our total worldwide full-time equivalent headcount was 47,598 (March 31, 2009: 49,922; December 31, 2009: 47,584). Of those 47,598 employees, 14,841 were based in Germany (March 31, 2009: 15,520, December 31, 2009: 14,925). The reduction of workforce compared to the same quarter in the prior year was caused by restructuring in 2009. About three thousand positions were eliminated under this cost-containment program. Approximately 1,000 employees who were not covered by this program left the Company in 2009.
ORGANIZATION
There were various important changes in our organization in early 2010:
In February 2010, we announced that the Supervisory Board had reached a mutual agreement with CEO Léo Apotheker not to extend his contract as a member of the Executive Board. Léo Apotheker resigned as CEO and from the Executive Board with immediate effect.
In February 2010, Bill McDermott (head of our global field organization) and Jim Hagemann Snabe (head of business solutions and technology) were appointed as co-CEOs.
In February 2010, Vishal Sikka, our chief technology officer, was appointed to the Executive Board.
In February 2010, SAP announced that Gerhard Oswald, Executive Board member responsible for our global service and support, had also been appointed chief operating officer, replacing Erwin Gunst, who stepped down for health reasons.
In February 2010, the Supervisory Board accepted the resignation of John Schwarz, the member of the Executive Board responsible for SAP BusinessObjects, our ecosystem, and corporate development, with immediate effect.
In April 2010 the SAP Supervisory Board has approved the nomination of Angelika Dammann as the newest member of the SAP Executive Board. Angelika will lead the Human Resources Board area and serve as the SAP Labor Relations Director. Until Angelika Dammann formally takes on her new responsiblities later this year, Werner Brandt will continue to serve as the interim head of HR and acting labor relations director.
ACQUISITIONS
We did not acquire any businesses in the first quarter of 2010. In April 2010 we announced our intention to acquire TechniData AG in the third quarter of 2010 continuing our focus on providing market leading sustainability solutions.
SAP SHARE AND MARKET CAPITALIZATION
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one common share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies.
SAP stock closed on March 31, 2010, at €35.86 (XETRA). That meant our market capitalization was approximately €44.0 billion at the end of the first three months of 2010, based on 1,227 million shares outstanding. The stock price had increased 8.7% since the close of 2009. The DAX increased 3.3% during the first three months, and the Dow Jones EURO STOXX 50 decreased 1.1%. The S&P North Software-Software Index increased 3.6% over the same period.
In the first quarter of 2010 we bought back 3.5 million shares and we issued 2.4 million shares to employees who exercised stock options under SAP’s share-based compensation programs.
The Executive Board and the Supervisory Board of SAP AG will recommend that shareholders approve a dividend of €0.50 (unchanged from the previous year) per ordinary share at the Annual General Meeting of Shareholders. If the shareholders approve this recommendation, the total amount distributed in dividends would be approximately €594 million (based on the outstanding shares as of December 31, 2009), representing a pay-out ratio of 34%.
Additional information about the SAP common stock is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, on Quotron under “SAGR.EU” and on SAP’s Website: www.sap.com.
EVENTS AFTER THE END OF THE QUARTER
On April 8, 2010, we issued our first two-tranche eurobond, which was placed on the eurobond-market on March 31, 2010. The eurobond with a two-tranche structure is consisting of a €500 million four-year tranche and a €500 million seven-year tranche. The four-year notes pay a coupon of 2.50% and were issued at a price of 99.755%, corresponding to a spread of 45 basis points over the euro mid-swaps rate. The seven-year notes pay a coupon of 3.50% and were issued at a price of 99.780%, corresponding to a spread of 70 basis points over the Euro Mid-Swaps rate. The notes were issued off a standalone prospectus and are listed on the Luxembourg Stock Exchange. The denomination was set to €1,000 to have a better appeal to retail investors and to private banks and their clients. The proceeds of the transaction will be used for general corporate purposes, diversifying SAP’s sources of financing and further increasing its financial flexibility.
In April 2010 the SAP Supervisory Board approved the nomination of Angelika Dammann as the newest member of the SAP Executive Board. For more information, see the Organization section.
RISK FACTORS
SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For any changes in legal risks since our Annual Report for 2009, see note 14 to the IFRS consolidated interim financial statements. The other risk factors described in detail in the SAP Annual Report for 2009 and the SAP Annual Report on Form 20-F for 2009 filed with the SEC continue to be applicable without material changes.
BUSINESS OUTLOOK
Future Trends in the Global Economy
The IMF expects world output to grow by a percentage in the middle of the single-digit range in 2010 and again in 2011. It expects the emerging and developing economies to perform above that level and the advanced economies to do less well. The ECB also expects the global economy to continue

8     INTERIM REVIEW OF SAP GROUP OPERATIONS
recovering. On the other hand, the OECD believes the recovery may falter in 2010.
Analysts predict uneven output growth in the EMEA region: For 2010 and for 2011, the IMF and the OECD expect a low single-digit rate of growth in Western Europe. They expect middle single-digit growth in Central and Eastern Europe, the Middle East, and Africa, with 2011 performance slightly improving on 2010 levels. The ECB also expects economic progress in Western Europe to be uneven, with high unemployment, underutilization of industrial capacity, and low levels of corporate investment. Germany is among the countries where the IMF and the OECD expect only moderate growth.
The OECD projects that in 2010, the U.S. economy will grow slightly more quickly than the average for all advanced economies. However, it notes risks for the recovery in the United States: the rolling back of government stimulus measures, the continuing tight credit conditions, and the difficult labor market. The IMF predicts that the U.S. recovery will slow in 2011; the ECB expects that slowdown to begin in the second half of 2010. In Latin America, steady economic growth will continue in 2010 and 2011, according to the IMF.
For the Asia Pacific Japan region, the IMF expects growth in the high single-digit percentage range. In 2010 at least, Japan is expected by the OECD and the IMF to lag behind the region as a whole, with low single-digit output growth. That the Japanese economy is growing at all in 2010 is due to government stimulus measures and rising exports according to the ECB.
The analysts regard their predictions as uncertain: Continued global economic progress depends on how quickly international trade picks up, on whether confidence in the recovery continues to increase, on how effective the government stimulus packages are, on developments in the financial sector and the labor market, and on commodity prices.
It Market — The Outlook
The worldwide IT market will see slight growth in 2010 according to IDC. This reaffirms IDC’s forecast from the fourth quarter of 2009. Worldwide IT spending is not expected to return to 2008 levels until next year, IDC believes.
According to IDC, companies had cut their IT spending as a result of the economic crisis, resulting in pent-up demand that is now behind the return to modest growth. Nevertheless, businesses retain a cautious approach, in particular to major innovations. Tight liquidity and credit conditions reinforce this position, especially in advanced economies. The emerging markets are therefore the driving force behind the recovery.
The market research slightly increased its projection for the hardware segment in 2010 over the prediction in its previous report. On the other hand, it lowered its overall forecasts for software and services spending in 2010, reflecting the lower value of contracts signed in the past year. Service sales are expected to see the slowest growth, but remain positive nonetheless.
IDC sees the EMEA region as being the weakest in 2010. Investment in software and services in particular is not expected to increase again there until later in the year. In Germany, for example, IDC expects stagnation overall, with little growth in software and service sales and continuing decline in hardware spending. IDC does not expect Western Europe to return to IT spending levels on a par with 2008 until 2013 at the earliest. On the other hand, it predicts that the IT markets in Central and Eastern Europe and in the Middle East and Africa will enjoy considerable growth in the current year and to reach the level of 2008 by 2012.
The outlook in the Americas region primarily hinges on the IT market in the United States. IDC expects the market in the United States to develop more strongly than in other advanced economies, but still to achieve only moderate growth, with the software segment growing faster than the hardware segment. IDC forecasts appreciably higher growth in 2010 in Latin America.
In the Asia Pacific Japan region, IDC notes the considerable gap between advanced economies and the emerging and developing economies: Japan is not sure to return to growth in the current year, while China’s and India’s double-digit growth rates will make them the main drivers behind the worldwide IT growth.
Tight liquidity and credit conditions, as well general concerns about the sustainability of the economic upswing, are most likely to threaten the recovery in the second half of 2010, according to IDC. Nevertheless, it believes that the lowest point of the economic crisis has passed
Business at SAP
Business Outlook
We maintain the following outlook for the full-year 2010 as described in our January 27, 2010 fourth quarter and full year results press release.
We expect non-IFRS software and software-related service revenue to increase in the range 4% to 8% at constant currencies in 2010 (2009: €8.2 billion).
We expect the non-IFRS operating margin to be in the range 30% to 31% at constant currencies in 2010 (2009: 27.4%).
We project a corresponding increase in our operating profit.
We project an effective tax rate of 27.5% to 28.5% for 2010 (2009: 28.1%).
If the Annual General Meeting of Shareholders so resolves, in 2010 we will pay a dividend that provides a payout ratio of approximately 34%.
Excepting acquisitions, our planned capital expenditures for 2010 will be covered in full by operating cash flow and will chiefly be spent on completing new office buildings at various locations as well as on IT equipment.
Among the premises on which this outlook is based are those presented concerning economic conditions without considering the effects from acquisitions.

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     9
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS
(UNAUDITED)
CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
For the three months ended March 31,

€ millions, unless otherwise stated	Note	2010	2009	Change in %
Software revenue		464	418	11
Support revenue		1,394	1,252	11
Subscription and other software-related service revenue		89	71	25
Software and software-related service revenue		1,947	1,741	12
Consulting revenue		479	553	-13
Training revenue		59	72	-18
Other service revenue		19	24	-21
Professional services and other service revenue		557	649	-14
Other revenue		5	7	-29
Total revenue		2,509	2,397	5

Cost of software and software-related services		-399	-386	3
Cost of professional services and other services		-451	-521	-13
Research and development		-393	-365	8
Sales and marketing		-557	-513	9
General and administration		-148	-139	6
Restructuring	(6)	0	-166	-100
Other operating income/expense, net		-4	0	N/ A
Total operating expenses		-1,952	-2,090	-7

Operating profit		557	307	81

Other non-operating income/expense, net		-36	-2	>100
Finance income		12	9	33
Finance costs		-12	-24	-50
Other financial gains/losses, net		0	-3	-100
Financial income, net		0	-18	-100
Profit before tax		521	287	82
Income tax expense	(7)	-134	-91	47
Profit after tax		387	196	97
— Profit attributable to non-controlling interests		0	0	0
— Profit attributable to owners of parent		387	196	97

Basic earnings per share, in €	(8)	0.33	0.17	94
Diluted earnings per share, in €	(8)	0.33	0.16	>100

10     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP
for the three months ended March 31,

€ millions	2010	2009
Profit after tax	387	196
Gains (losses) on exchange differences on translation, before tax	131	32
Reclassification adjustments on exchange differences on translation, before tax	-7	0
Exchange differences on translation	124	32
Gains (losses) on remeasuring available-for-sale financial assets, before tax	6	0
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	6	0
Gains (losses) on cash flow hedges, before tax	-32	-15
Reclassification adjustments on cash flow hedges, before tax	5	18
Cash flow hedges	-27	3
Actuarial gains (losses) on defined benefit plans, before tax	-5	-1
Other comprehensive income before tax	98	34
Income tax relating to components of other comprehensive income	12	0
Other comprehensive income after tax	110	34
Total comprehensive income	497	230
— attributable to non-controlling interests	0	0
— attributable to owners of parent	497	230

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     11
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP
as at March 31, 2010 and December 31, 2009

€ millions	Notes	2010	2009	Change in %
Assets
Cash and cash equivalents		2,413	1,884	28
Other financial assets	(9)	683	486	41
Trade and other receivables	(10)	3,555	2,546	40
Other non-financial assets		168	147	14
Tax assets		124	192	-35
Total current assets		6,943	5,255	32
Goodwill		5,052	4,994	1
Intangible assets		849	894	-5
Property, plant, and equipment		1,393	1,371	2
Other financial assets		307	284	8
Trade and other receivables		58	52	12
Other non-financial assets		34	35	-3
Tax assets		110	91	21
Deferred tax assets		447	398	12
Total non-current assets		8,250	8,119	2

Total assets		15,193	13,374	14

€ millions	Notes	2010	2009	Change in %
Equity and liabilities
Trade and other payables		708	638	11
Tax liabilities		74	125	-41
Bank loans		7	4	75
Other financial liabilities		258	142	82
Financial liabilities		265	146	82
Other non-financial liabilities		1,112	1,577	-29
Provisions		345	332	4
Deferred income		2,248	598	>100
Total current liabilities		4,752	3,416	39
Trade and other payables		33	35	-6
Tax liabilities		247	239	3
Bank loans		699	699	0
Other financial liabilities		46	30	53
Financial liabilities		745	729	2
Other non-financial liabilities		12	12	0
Provisions		206	198	4
Deferred tax liabilities		151	190	-21
Deferred income		76	64	19
Total non-current liabilities		1,470	1,467	0
Total liabilities		6,222	4,883	27
Issued capital		1,227	1,226	0
Treasury shares		-1,352	-1,320	2
Share premium		331	317	4
Retained earnings		8,958	8,571	5
Other components of equity		-207	-317	-35
Equity attributable to owners of parent		8,957	8,477	6
Non-controlling interests		14	14	0
Total equity	(11)	8,971	8,491	6

Equity and liabilities		15,193	13,374	14

12     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP
For the three months ended March 31

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	of Parent	Interests	Equity
January 1, 2009	1,226	320	7,422	-395	-1	-42	-1,362	7,168	2	7,170
Profit after tax			196					196		196
Other comprehensive income			-1	32		3		34		34
Share-based compensation		-2						-2		-2
Treasury shares transactions		-2					9	7		7
Convertible bonds and stock options exercised		2						2		2
March 31, 2009	1,226	318	7,617	-363	-1	-39	-1,353	7,405	2	7,407

January 1, 2010	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491
Profit after tax			387					387		387
Other comprehensive income				124	6	-20		110		110
Share-based compensation		-1						-1		-1
Treasury shares transactions		-5					-117	-122		-122
Convertible bonds and stock options exercised	1	20					85	106		106
March 31, 2010	1,227	331	8,958	-195	19	-31	-1,352	8,957	14	8,971

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     13
CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP
as at March 31,

€ millions	2010	2009
Profit after tax	387	196
Adjustments to reconcile profit after taxes to net cash provided by operating activities :
Depreciation and amortization	111	128
Gains / losses on disposals of non-current assets	1	1
Impairment loss on financial assets recognized in profit	0	3
Decrease/ increase in sales and bad debt allowances on trade receivables	21	87
Other adjustments for non-cash items	3	4
Deferred income taxes	-63	-73
Decrease/ increase in trade receivables	-915	-181
Decrease/ increase in other assets	52	105
Decrease/ increase in trade payables, provisions and other liabilities	-417	-375
Decrease/ increase in deferred income	1,592	1,490
Net cash flows from operating activities	772	1,385
Business combinations, net of cash and cash equivalents acquired	0	-3
Purchase of intangible assets and property, plant, and equipment	-57	-50
Proceeds from sales of intangible assets or property, plant, and equipment	9	6
Purchase of equity or debt instruments of other entities	-318	-548
Proceeds from sales of equity or debt instruments of other entities	122	4
Net cash flows from investing activities	-244	-591
Purchase of treasury shares	-120	0
Proceeds from reissuance of treasury shares	81	8
Proceeds from issuing shares (share-based compensation)	20	1
Proceeds from borrowings	1	0
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-14	0
Proceeds from exercise of equity-based derivative financial instruments	4	4
Net cash flows from financing activities	-28	13
Effect of foreign exchange rates on cash and cash equivalents	29	-66
Net decrease/ increase in cash and cash equivalents	529	741
Cash and cash equivalents at the beginning of the period	1,884	1,280
Cash and cash equivalents at the end of the period	2,413	2,021

14     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOTES TO THE INTERIM FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) General
The accompanying consolidated financial statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS). The designation “IFRS” includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The interim consolidated financial statements for the period ended March 31, 2010 are in compliance with International Accounting Standard (IAS) 34.
Certain information and disclosures normally included in notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.
Amounts reported in previous years have been reclassified as appropriate to conform to the current presentation.
These unaudited condensed IFRS consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2009.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2009	22	165	187
Additions	1	11	12
Disposals	-4	-32	-36
December 31, 2010	19	144	163
Additions	0	0	0
Disposals	0	-5	-5
March 31, 2010	19	139	158
The reduction in the number of legal entities included in the consolidated financial statements in the first quarter of 2010 is due to the fact that we have liquidated non-operating entities. The changes in the prior year relate to acquisitions and mergers of operating companies and liquidations of non-operating entities.
As of March 31, 2010, four companies in which SAP has the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method.
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied in the consolidated financial statements as at December 31, 2009. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, refer to the SAP Annual Report for 2009.
Newly Adopted Accounting Standards
The new accounting standards adopted in the first quarter of 2010 did not have a material impact on our consolidated financial statements.
New Accounting Standards Not Yet Adopted
In May 2010, the IASB issued Improvements to IFRSs — a collection of amendments to several International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2011, although entities are permitted to adopt them earlier. The European Union has not yet endorsed these improvements. We are currently determining the impact these amendments will have on our Consolidated Financial Statements.

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     15
(4) Acquisitions
We did not acquire any businesses in the first quarter of 2010. Acquisitions of the prior year are described in our Annual Report for 2009.
B. NOTES TO CONSOLIDATED INCOME STATEMENTS AND STATEMENTS OF FINANCIAL POSITION
(5) Expenses by Nature and Headcount
Employee Compensation
Employee compensation comprises:
Employee Compensation

€ millions	3/ 31/ 2010	3/ 31/ 2009
Salaries	965	990
Social security expense	162	157
Pension expense	48	42
Share-based payment expense	5	3
Termination benefits	26	2
Personnel expenses	1,206	1,194
Employee-related restructuring expenses	0	164
Employee compensation	1,206	1,358
Number of Employees (in Full-Time Equivalents)
At March 31, 2010, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:
Headcount by region and functional area

	3/ 31/ 2010

			Asia
		Ameri-	Pacific
Full-time equivalents	EMEA	cas	Japan	Total
Software and software-related services	3,238	1,366	1,981	6,585
Professional services and other services	6,435	3,457	2,218	12,110
Research and Development	8,435	2,532	3,709	14,676
Sales & Marketing	4,183	3,572	1,751	9,506
General & Administration	1,923	719	422	3,064
Infrastructure	1,041	414	202	1,657
SAP Group	25,255	12,060	10,283	47,598

	3/ 31/ 2009

			Asia
		Ameri-	Pacific
Full-time equivalents	EMEA	cas	Japan	Total
Software and software-related services	3,235	1,289	1,852	6,376
Professional services and other services	7,176	3,716	2,507	13,399
Research and Development	8,724	2,651	4,026	15,401
Sales & Marketing	4,517	3,681	1,877	10,075
General & Administration	1,967	764	442	3,173
Infrastructure	893	425	180	1,498
SAP Group	26,512	12,526	10,884	49,922
(6) Restructuring
In the first quarter of 2010, no restructuring costs were incurred. In 2009 SAP announced a restructuring program to lower cost and as a result reduced its workforce by 2,983 positions. Due to the reduction in workforce we also vacated some facilities. Total restructuring expenses amounted to €166 million in the first quarter of 2009.

16     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Restructuring Development

		Cost of
		Closing
	Termination	Redundant
€ millions	Benefits	Facilities	Total
1.1.2010	16	28	44
Addition	0	3	3
Change consolidation group	0	0	0
Utilization	-8	-6	-14
Release	0	-3	-3
Currency impact	0	2	2
3/ 31/ 2010	8	24	32
We expect that most of the remaining employee related restructuring provisions will be paid in 2010. Utilization of the facility-related restructuring provision depends on the length of the remaining term of the lease. Consequently €11 million of the provision is non-current.
(7) Income Taxes
In the first quarter of 2010, income taxes and the effective tax rate, each compared with the first quarter of 2009, developed as follows:

	March 31,	March 31,
€ millions, unless stated otherwise	2010	2009
Profit before tax	521	287
Income tax expense	-134	-91
Effective tax rate in %	25.7	31.7
(8) Earnings per Share

	Q1	Q1
€ millions, unless otherwise stated	2010	2009
Profit attributable to owners of parent	387	196
Weighted average number of shares in millions — basic	1,189	1,187
Dilutive effect of stock options / convertible bonds in millions	1	1
Weighted average number of shares in millions — diluted	1,190	1,188
Basic earnings per share, in €	0.33	0.17
Diluted earnings per share, in €	0.33	0.16
The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 22.4 million SAP common shares in the first three months of 2010 and 37.6 million SAP common shares in the first three months of 2009.

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     17
(9) Other Financial Assets
Other financial assets comprise:

	March 31, 2010
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	623	177	800
Debt investments	0	0	0
Equity investments	0	95	95
Available-for-sale financial assets	0	95	95
Derivates	60	0	60
Investments in associates	0	35	35

Total	683	307	990

	December 31, 2009
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	422	168	590
Debt investments	0	0	0
Equity investments	0	87	87
Available-for-sale financial assets	0	87	87
Derivates	64	2	66
Investments in associates	0	27	27

Total	486	284	770

(10) Trade and other receivables
Trade and other receivables comprise:
Trade and Other Receivables

	March 31, 2010
		Non-
€ millions	Current	current	Total

Trade receivables, net	3,468	1	3,469
Other receivables	87	57	145

Total trade and other rece	3,555	58	3,614

	December 31, 2009
		Non-
€ millions	Current	current	Total

Trade receivables, net	2,507	1	2,508
Other receivables	39	51	90

Total trade and other rece	2,546	52	2,598

The carrying amounts of our trade receivables and related allowances were as follows:
Carrying Amounts of Trade Receivables

	March 31,	December
€ millions	2010	31, 2009
Gross carrying amount	3,691	2,698
Sales allowances charged to revenue	-178	-142
Allowance for doubtful accounts charged to expense	-44	-48

Carrying amount trade receivables, net	3,469	2,508

In our Consolidated Income Statement bad debt allowances for a portfolio of trade receivables are recorded as other operating expense, whereas bad debt allowances for specific customer balances are recorded in cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.
(11) Shareholders’ Equity
Issued Shares

18     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
At March 31, 2010, SAP AG had 1,226,660,220 no-par issued shares (December 31, 2009: 1,226,039,608) issued with a calculated nominal value of €1 per share.
In the first quarter of 2010, the number of issued shares increased by 620,612 shares (Q1 2009: 81,796), which resulted from the exercise of awards granted under certain share-based compensation programs.
Treasury Shares
On March 31, 2010, we held 38 million of our own shares, representing 3.1% of issued shares.
In the first quarter of 2010, 3.5 million shares were acquired under the buyback program at an average price of approximately €33.99 per share and 2.5 million shares were distributed with a purchase price of approximately €35.42 per share.
On March 31, 2009, we held 38 million of our own shares, representing €38 million or 3.1% of capital stock. In the first quarter of 2009, we did not acquire or distribute any shares.
We do not have any dividend or voting rights associated with our treasury stock. In the first quarter of 2010 and in the first quarter of 2009 we did not purchase any ADRs. SAP did not held any ADRs on March 31, 2010, or on March 31, 2009.
(12) Share-Based Compensation Plans
There is a detailed description of our share-based compensation plans in note 28 to our consolidated financial statements, which are included in our Annual Report for 2009 and our Annual Report for 2009 on Form 20-F.
The number of shares to which the equity-settled options and convertible bonds outstanding entitle comprise:

	Number of equity-settled options and
	convertible bonds outstanding
		December 31,
number in thousands	March, 31 2010	2009
Stock Option Plan 2002	5,716	13,256
Long Term Incentive 2000 Plan (convertible bonds)	16,648	22,533
Long Term Incentive 2000 Plan (stock options)	1,994	2,235
The allocations of expenses for share-based compensation to the various expense items are as follows:

	Q1	Q1
€ millions	2010	2009	Change in %
Cost of software and software-related services	-1	-1	0
Cost of professional services and other services	0	-1	-100
Research and development	-1	-1	0
Sales and marketing	-1	0	N/ A
General and administration	-2	-1	100

Total share-based compensation	-5	-4	25

(C) ADDITIONAL INFORMATION
(13) Contingent Liabilities
A detailed description of our contingent liabilities is outlined in Note 23 of our Annual Report 2009. There have been no significant changes in contingent liabilities since our last annual report.
For contingent liabilities related to litigation, see note 14.
(14) Litigation and Claims
We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. We currently believe that resolving all claims and lawsuits against us, individually or in aggregate, did not and will not have a material adverse effect on our business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and lawsuits are neither individually nor in aggregate material to SAP. However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, income or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
Intellectual Property Litigation
In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. The legal proceedings have been re-activated and trial is scheduled for October 2010.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     19
CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German Court determined that the patent is invalid. The cancellation hearing for the utility model was held in May 2009 and the Court determined that the utility model was invalid. CSB is appealing, however, the infringement hearing has been stayed pending the appeals.
In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed an amended complaint in June 2007, a second amended complaint in July 2008 and a third amended complaint in October 2008 and a fourth amended complaint in August 2009. SAP and TomorrowNow have answered the fourth amended complaint, subject to and as revised by the Court’s ruling on motion to dismiss the preceding third amended complaint. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, in the billions of U.S. dollars. The trial has been re-scheduled for November 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice. In November 2009 a settlement conference was held. No settlement was reached. The next settlement conference is scheduled for June 2010.
SAP has recorded a provision for these legal proceedings in the amount of US$100 million as far as a loss is probable and the amount of loss can be reasonably estimated.
In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held occurred in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. With prejudgment interest, approximately US$167 million is in dispute. The parties have filed post-trial motions and hearings were held in March and April of 2010.
In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The Court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. The trial in Pennsylvania has not yet been scheduled.
In May 2008, U.S.-based InfoMentis, Inc. (InfoMentis) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. The March 2010 trial date has been taken off the calendar and no new trial date has been set.
In February 2010, U.S.-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled.
In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss. A trial date has not yet been set.
In March 2008, U.S.-based Waste Management, Inc. (Waste Management) and USA Waste Management Resources, L.L.C. instituted legal proceedings in the United States against SAP alleging several causes of action, including but not limited to, fraud, negligent misrepresentation, and breach of contract. SAP filed an answer denying plaintiffs’ allegations and filed a counterclaim alleging breach of contract. In December 2009 the Court dismissed plaintiffs’ claim for negligent misrepresentation. In February 2010, SAP filed two motions for partial summary judgment. In response, Waste Management filed an amended petition re-writing their fraud allegations, asserting new claims, including but not limited to, civil conspiracy and joint enterprise, re-filed its claim for negligent misrepresentation to preserve its appeal rights, and filed various motions for partial summary judgment. In its amended petition, plaintiffs allege actual damages exceeding US$400 million and seeks an award of exemplary damages exceeding US$800 million. In March 2010, SAP filed special exceptions under Texas Rules of Civil Procedure to the amended petition. In April 2010, SAP and Waste Management resolved this dispute for an amount not material to SAP’s business, financial position, results of operations, and cash flows.
(15) Other Financial Instruments
A detailed overview of our other financial instruments, financial risk factors and the management of financial risks are presented in notes (25) to (27) to our consolidated financial statements for 2009, which are included in our Annual Report 2009 and our Annual Report 2009 on Form 20-F.
(16) Segment Information
For information about the basis of SAP’s segment reporting and for information on SAP’s operating segments, refer to note 29 in our consolidated financial statements, which are included in our Annual Report 2009. Starting in 2010, the accounting policies applied for segment reporting purposes are no longer based on US-GAAP, but on the International Financial Reporting Standards (IFRS).
The following tables present external revenue and segment result from reportable segments as well as a reconciliation of total external revenue from reportable segments to total consolidated revenue as reported in the consolidated income statements and a reconciliation of total segment result to profit before taxes as reported in the consolidated income statements:

20     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Q1 2010

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	1,842	588	73	2,503
Segment result	1,054	148	22	1,224
Depreciation and amortization	-4	-2	0	-6
Q1 2009

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	1,685	640	82	2,407
Segment result	941	169	22	1,132
Depreciation and amortization	-15	-2	0	-17

€ millions	Q1 2010	Q1 2009
External revenue from reportable segments	2,503	2,407
External revenue from services provided outside of the reportable segments	6	2
Adjustment support revenue	0	-11
Total revenue	2,509	2,397
Segment result from reportable segments	1,224	1,132
External revenue from services provided outside of the reportable segments	6	2
Development expense — management view	-438	-422
Administration and other corporate expenses — management view	-176	-153
Restructuring	0	-166
Share-based payment expense	-5	-3
Adjustment support revenue	0	-11
Acquisition-related charges	-54	-66
Loss from discontinued operations	0	-6
Operating profit	557	307
Other non-operating income/ expense, net	-36	-2
Financial income/ expense, net	0	-18
Profit before tax	521	287
Geographic Information
The amounts for sales by destination in the following tables are based on the location of customers.
Software revenue by sales destination

	Q1	Q1
€ millions	2010	2009
EMEA	218	207
Americas	171	152
Asia Pacific Japan	74	60
SAP Group	464	418

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     21
Software and software-related service revenue by sales destination

	Q1	Q1
€ millions	2010	2009
Germany	310	276
Rest of EMEA	691	606
Total EMEA	1.001	882
United States	471	460
Rest of Americas	192	154
Total Americas	663	614
Japan	98	97
Rest of Asia Pacific Japan	185	148
Total Asia Pacific Japan	283	245
SAP Group	1.947	1.741
Revenue by sales destination

	Q1	Q1
€ millions	2010	2009
Germany	444	433
Rest of EMEA	859	791
Total EMEA	1,302	1,223
United States	620	650
Rest of Americas	247	211
Total Americas	867	861
Japan	111	120
Rest of Asia Pacific Japan	229	193
Total Asia Pacific Japan	340	313
SAP Group	2,509	2,397
(17) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2009 (see note 30 in our consolidated financial statements). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period we had no related party transactions likely to have a material effect on our business, financial position, or results.
For further information on related party transactions, we refer to note 31 to our consolidated financial statements, which are included in our Annual Report for 2009.
(18) Subsequent Events
On April 8, 2010, we issued our first two-tranche eurobond, which was placed on the eurobond-market on March 31, 2010. The eurobond with a two-tranche structure is consisting of a €500 million four-year tranche and a €500 million seven-year tranche. The four-year notes pay a coupon of 2.50% and were issued at a price of 99.755%, corresponding to a spread of 45 basis points over the euro mid-swaps rate. The seven-year notes pay a coupon of 3.50% and were issued at a price of 99.780%, corresponding to a spread of 70 basis points over the Euro Mid-Swaps rate. The notes were issued off a standalone prospectus and are listed on the Luxembourg Stock Exchange. The denomination was set to €1,000 to have a better appeal to retail investors and to private banks and their clients.
Release of the Interim Financial Statements
The Chief Financial Officer of SAP AG on behalf of the Executive Board of SAP AG approved these Consolidated Interim Financial Statements for the first quarter 2010 on May 7, 2010, for submission to the Audit Committee of the Company’s Supervisory Board and for subsequent issuance.

22     ADDITIONAL FINANCIAL INFORMATION
ADDITIONAL FINANCIAL INFORMATION
IFRS AND NON-IFRS FINANCIAL DATA
(CONDENSED AND UNAUDITED)
RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS
(Unaudited)
The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	464	0	464	-15	449	418	0	418	11	11	7
Support revenue	1,394	0	1,394	-10	1,384	1,252	11	1,263	11	10	10
Subscription and other software-related service revenue	89	0	89	1	90	71	0	71	25	25	27
Software and software-related service revenue	1,947	0	1,947	-24	1,923	1,741	11	1,752	12	11	10
Consulting revenue	479	0	479	-5	474	553	0	553	-13	-13	-14
Training revenue	59	0	59	-1	58	72	0	72	-18	-18	-19
Other service revenue	19	0	19	0	19	24	0	24	-21	-21	-21
Professional services and other service revenue	557	0	557	-6	551	649	0	649	-14	-14	-15
Other revenue	5	0	5	0	5	7	0	7	-29	-29	-29
Total revenue	2,509	0	2,509	-30	2,479	2,397	11	2,408	5	4	3

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-399	40	-359			-386	52	-334	3	7
Cost of professional services and other services	-451	1	-450			-521	1	-520	-13	-13
Research and development	-393	1	-392			-365	1	-364	8	8
Sales and marketing	-557	12	-545			-513	19	-494	9	10
General and administration	-148	0	-148			-139	0	-139	6	6
Restructuring	0	0	0			-166	6	-160	-100	-100
Other operating income/ expense, net	-4	0	-4			0	0	0	N/ A	N/ A
Total operating expenses	-1,952	54	-1,897	2	-1,895	-2,090	78	-2,012	-7	-6	-6

Non-IFRS Profit Numbers
Operating profit	557	54	612	-28	584	307	89	396	81	55	47
Other non-operating income/ expense, net	-36	7	-30			-2	0	-2	>100	>100
Finance income	12	0	12			9	0	9	33	33
Finance costs	-12	0	-12			-24	0	-24	-50	-50
Other financial gains/ losses, net	0	0	0			-3	0	-3	-100	-100
Financial income, net	0	0	0			-18	0	-18	-100	-100
Profit before tax	521	61	582			287	89	376	82	55
Income tax expense	-134	-13	-147			-91	-22	-113	47	30
Profit after tax	387	48	435			196	67	263	97	65
— Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
— Profit attributable to owners of parent	387	48	435			196	67	263	97	65

Non-IFRS Key Ratios
Operating margin in %	22.2		24.4		23.6	12.8		16.4	9.4pp	8.0pp	7.2pp
Effective tax rate in %	25.7		25.3			31.7		30.1	-6.0pp	-4.8pp
Basic earnings per share, in €	0.33		0.37			0.17		0.22	94	68

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue and operating profit figures are calculated by translating revenue and operating profit of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period. See Explanations of Non-IFRS Measures for details.

ADDITIONAL FINANCIAL INFORMATION     23
REVENUE BY REGION
(Unaudited)
The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2010					2009			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Software revenue by region
EMEA	218	0	218	-7	211	207	0	207	5	5	2
Americas	171	0	171	-1	170	152	0	152	13	13	12
Asia Pacific Japan	74	0	74	-6	68	60	0	60	23	23	13
Software revenue	464	0	464	-15	449	418	0	418	11	11	7
Software and software-related service revenue by region
Germany	310	0	310	0	310	276	0	276	12	12	12
Rest of EMEA	691	0	691	-19	672	606	4	610	14	13	10
Total EMEA	1,001	0	1,001	-19	982	882	4	886	13	13	11
United States	471	0	471	26	497	460	6	466	2	1	7
Rest of Americas	192	0	192	-13	179	154	0	154	25	25	16
Total Americas	663	0	663	13	676	614	6	620	8	7	9
Japan	98	0	98	-1	97	97	0	97	1	1	0
Rest of Asia Pacific Japan	185	0	185	-17	168	148	1	149	25	24	13
Total Asia Pacific Japan	283	0	283	-18	265	245	1	246	16	15	8
Software and software-related service revenue	1,947	0	1,947	-24	1,923	1,741	11	1,752	12	11	10
Total revenue by region
Germany	444	0	444	-1	443	433	0	433	3	3	2
Rest of EMEA	859	0	859	-24	835	791	4	795	9	8	5
Total EMEA	1,302	0	1,302	-24	1,278	1,223	4	1,227	6	6	4
United States	620	0	620	35	655	650	6	656	-5	-5	0
Rest of Americas	247	0	247	-19	228	211	0	211	17	17	8
Total Americas	867	0	867	17	884	861	6	867	1	0	2
Japan	111	0	111	0	111	120	0	120	-8	-8	-8
Rest of Asia Pacific Japan	229	0	229	-22	207	193	1	194	19	18	7
Total Asia Pacific Japan	340	0	340	-23	317	313	1	314	9	8	1
Total revenue	2,509	0	2,509	-30	2,479	2,397	11	2,408	5	4	3

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. See Explanations of Non-IFRS Measures for details.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

24     ADDITIONAL FINANCIAL INFORMATION
FREE CASH FLOW
(Unaudited)

	Three months ended March 31
€ millions	2010	2009	Change in %
Net cash flows from operating activities	772	1,385	-44
Additions to non-current assets excluding additions from acquisitions	-57	-50	14
Free cash flow	715	1,335	-46
DAYS SALES OUTSTANDING*
(Unaudited)

	March 31, 2010	December 31, 2009	Change in days
Days sales outstanding	74	79	-5

*	Day sales outstanding (DSO) measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ADDITIONAL FINANCIAL INFORMATION     25
EXPLANATIONS OF NON-IFRS MEASURES
This document discloses certain financial measures, such as non-IFRS revenues, non-IFRS expenses, non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax, non-IFRS earnings per share, free cash flow as well as constant currency revenue and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating profit, cash flows, or other measures of financial performance prepared in accordance with IFRS. The section above titled “IFRS and Non-IFRS Financial Data (condensed and unaudited)” reconciles our non-IFRS financial measures to the corresponding IFRS measures.
We believe that the supplemental historical and prospective non-IFRS financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. The non-IFRS measures as defined below replaced the non-GAAP measures which we used until the termination of our U.S. GAAP reporting. We use these non-IFRS measures consistently in our planning and forecasting, reporting, compensation and external communication. Specifically,
▪	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

▪	As far as the variable remuneration components of our board members and employees are based on revenue and profit numbers non-IFRS revenue and profit measures rather than the respective IFRS measures are the basis for the compensation.

▪	The annual budgeting process involving all management units is based on non-IFRS revenues and non-IFRS operating profit numbers rather than IFRS numbers with costs such as share-based compensation and restructuring only being considered on a Company level.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than IFRS numbers.
Both, company-internal target setting and guidance provided to the capital markets are both based on non-IFRS revenues and non-IFRS profit measures rather than IFRS numbers.
We believe that our non-IFRS measures are useful to investors for the following reasons:
▪	The non-IFRS measures provide investors with insight into management’s decision-making, since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

▪	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.
Our non-IFRS financial measures reflect adjustments based on the items below, as well as the related income tax effects:
Non-IFRS Revenue
Revenues in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by an entity acquired by SAP had it remained a stand-alone entity but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisition.
Under IFRS, we record at fair value the support contracts in effect at the time an entity was acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this revenue impact (if significant) provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS operating expense
Operating expense figures in this report that are identified as non-IFRS operating expense have been adjusted by excluding the following acquisition-related charges:
▪	Acquisition-related charges
▪	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property (including purchased in-process research and development)

▪	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

▪	Acquisition-related third-party expenses
▪	Discontinued activities: Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business
Non-IFRS Operating Profit, Non-IFRS Operating Margin, Non-IFRS Profit after tax and Non-IFRS Earnings per Share
Operating profit, operating margin, profit after tax and earnings per share in this document identified as non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax and non-IFRS earnings per share have been adjusted from the respective operating profit, operating margin, profit after tax and earnings per share numbers as recorded under IFRS by adjusting for the above mentioned non-IFRS revenues and non-IFRS expenses.
We exclude the acquisition related expense adjustments for the purpose of calculating non-IFRS operating profit, non-IFRS operating margin, non-IFRS profit after tax and non-IFRS earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for the purpose of evaluating the performance of management units.
We include the revenue adjustments outlined above and exclude the expense adjustments when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of the Company’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

26     ADDITIONAL FINANCIAL INFORMATION
▪	While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

▪	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

▪	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

▪	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. We refer to these activities as “discontinued activities.” Under U.S. GAAP which we provided until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional non-IFRS adjustment to our IFRS numbers for the results of our discontinued TomorrrowNow activities is useful to investors for the following reasons:
▪	Despite the migration from U.S. GAAP to IFRS, we will continue to internally view the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP will use internally beginning in 2010 with our migration to IFRS.

▪	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.
We believe, however, that the presentation of the non-IFRS measures in conjunction with the corresponding IFRS measures as well as the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with IFRS.
FREE CASH FLOW
We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This assists management with the supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus additions to non-current assets, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.

ADDITIONAL FINANCIAL INFORMATION     27
CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating profit by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating profit on the one hand and changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS.

28     ADDITIONAL FINANCIAL INFORMATION
MULTI-QUARTER SUMMARY
(IFRS and non-IFRS; Unaudited)

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
€ millions, unless otherwise stated	2010	2009	2009	2009	2009
Software revenue (IFRS)	464	1,120	525	543	418
Revenue adjustment*	0	0	0	0	0
Software revenue (non-IFRS)	464	1,120	525	543	418
Support revenue (IFRS)	1,394	1,364	1,333	1,337	1,252
Revenue adjustment*	0	0	0	0	11
Support revenue (non-IFRS)	1,394	1,364	1,333	1,337	1,263
Subscription and other software-related service revenue (IFRS)	89	82	79	73	71
Revenue adjustment*	0	0	0	0	0
Subscription and other software-related service revenue (non-IFRS)	89	82	79	73	71
Software and software-related service revenue (IFRS)	1,947	2,566	1,937	1,953	1,741
Revenue adjustment*	0	0	0	0	11
Software and software-related service revenue (non-IFRS)	1,947	2,566	1,937	1,953	1,752
Total revenue (IFRS)	2,509	3,190	2,508	2,576	2,397
Revenue adjustment*	0	0	0	0	11
Total revenue (non-IFRS)	2,509	3,190	2,508	2,576	2,408
Operating profit (IFRS)	557	1,022	619	641	307
Revenue adjustment*	0	0	0	0	11
Expense adjustment*	54	113	68	69	78
Operating profit (non-IFRS)	612	1,134	687	710	396
Operating margin (IFRS)	22.2	32.0	24.7	24.9	12.8
Operating margin (non-IFRS)	24.4	35.5	27.4	27.6	16.4
Effective tax rate (IFRS)	25.7	31.1	20.5	28.5	31.7
Effective tax rate (non-IFRS)	25.3	30.5	21.0	28.1	30.1
Basic earnings per share, in € (IFRS)	0.33	0.57	0.38	0.36	0.17
Basic earnings per share, in € (non-IFRS)	0.37	0.64	0.42	0.40	0.22
Headcount in full-time equivalents	47,598	47,584	47,810	48,567	49,922

*	Adjustments in the revenue line items are for support revenue that an entity acquired by SAP would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges and discontinued activities. See Explanations of Non-IFRS Measures for details.

ADDITIONAL INFORMATION     29
Additional Information
FINANCIAL CALENDAR
June 8, 2010
Annual General Meeting of Shareholders,
Mannheim, Germany
July 27, 2010
Second quarter 2010
preliminary earnings release telephone conference
October 27, 2010
Third quarter 2010
preliminary earnings release telephone conference
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